_________________, 2002


Board of Trustees
STI Classic Variable Trust
101 Federal Street
Boston, Massachusetts  02110


           Re: AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF THE ___ OF ___________, 2002 (THE "AGREEMENT"), BY AND BETWEEN STI CLASSIC VARIABLE TRUST, A MASSACHUSETTS BUSINESS TRUST (THE "TRUST") ON BEHALF OF ITS SERIES, QUALITY GROWTH STOCK FUND (THE "SELLING FUND"), AND CAPITAL APPRECIATION FUND ("ACQUIRING FUND")
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Ladies and Gentlemen:

                  You have requested our opinion as to certain federal income tax consequences of the reorganization of Selling Fund which will consist of (i) the transfer of all or substantially all of the assets of the Selling Fund to the Acquiring Fund, in exchange solely for shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the
Acquiring Fund of the liabilities of the Selling Fund; and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Selling Fund in complete liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in the Agreement (the "Reorganization").

                  In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization, dated as of the __ day of ___________, 2002, by and between the Acquiring Trust and the Selling Trust, (b) the proxy materials provided to stockholders of the Selling Fund in connection with the Special Meeting of Stockholders of the Selling Fund held on _____________, 2002,
(c) certain representations concerning the Reorganization made to us by the Trust in a letter dated _____________, 2002 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

                  For purposes of this opinion, we have assumed that each of the Selling Fund and the Acquiring Fund on the effective date of the Reorganization satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

                  Under regulations to be prescribed by the Secretary of Treasury under Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

                  Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts, the Agreement and the Representation Letter, it is our opinion that:

                  1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code, and Selling Fund and Acquiring Fund will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

                  2. No gain or loss will be recognized by Selling Fund upon the transfer of all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares or upon the distribution of the Acquiring Fund Shares to the Selling Fund's shareholders in exchange for their shares of the Selling Fund. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income.

                  3. No gain or loss will be recognized by Acquiring Fund upon the receipt by it of all of the assets of Selling Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund.

                  4. The tax basis of the assets of Selling Fund received by Acquiring Fund will be the same as the tax basis of such assets to Selling Fund immediately prior to the Reorganization.

                  5. The holding period of the assets of Selling Fund received by Acquiring Fund will include the period during which such assets were held by Selling Fund.

                  6. No gain or loss will be recognized by the stockholders of Selling Fund upon the exchange of their Selling Fund Shares for Acquiring Fund Shares (including fractional shares to which they may be entitled) and the assumption by the Acquiring Fund of the liabilities of the Selling Fund.

                  7. The aggregate tax basis of the Acquiring Fund Shares received by the stockholders of Selling Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the basis of the Selling Fund Shares held by the Selling shareholder's immediately prior to the Reorganization.

                  8. The holding period of the Acquiring Fund Shares received by the stockholders of Selling Fund (including fractional shares to which they may be entitled) will include the holding period of the Selling Fund Shares surrendered in exchange therefor, provided that the Selling Fund Shares were held as a capital asset on the effective date of the Reorganization.

                  9. For purposes of section 381 of the Code, the Acquiring Fund will be treated as the same corporation as the Selling Fund and the tax attributes of the Selling Fund enumerated in section 381(c) will be taken into account by the Acquiring Fund as if there had been no reorganization (section 1.381(b)-1(a)(2) of the Regulations).

                  This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

                  Our opinion is conditioned upon the performance by the Trust of its undertakings in the Agreement and the Representation Letter.

                  This opinion is being rendered to Acquiring Fund and Selling Fund and may be relied upon only by such funds and the shareholders of each fund.

                           Very truly yours,


                           MORGAN, LEWIS & BOCKIUS LLP